Axos Q1 Fiscal 2022 Earnings Supplement

NYSE: AX



Net Loan Growth by Category for First Quarter Ended September 30, 2021



$ Millions

Loans	Category	Subcategory	Q1 FY22	Q4 FY21	Inc (Dec)
	Single Family Mortgage & Warehouse	Jumbo Mortgage	$3,685	$3,745	(60)
		SF Warehouse Lending	656	614	42
	Multifamily & Commercial Mortgage	Multifamily	2,007	2,020	(13)
		Small Balance Commercial	451	450	1
	Commercial Real Estate	CRE Specialty	3,355	3,090	265
		Lender Finance RE	138	91	47
	Commercial & Industrial Non-RE	Lender Finance Non RE	622	580	42
		Equipment Leasing	100	112	(12)
		SBLOC & Other	517	432	85
	Auto & Consumer	Auto	385	300	85
		Unsecured / OD	62	62	0
	Other	PPP	40	55	(15)
		Refund Advance & Other	3	4	(1)
			$12,021	$11,555	$466

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Liability (UCL)



($ in millions)



Allowance for Credit Losses (ACL) by Loan Category as of September 30, 2021

$ Millions

Loans	Loan Balance	ACL $	ACL %
Single Family - Mortgage and Warehouse	$4,341.2	$25.3	0.58%
Multifamily & Commercial Mortgage	2,458.2	13.4	0.55%
Commercial Real Estate	3,492.9	65.3	1.87%
Commercial & Industrial Non-RE	1,239.4	22.5	1.82%
Auto & Consumer	446.6	10.0	2.24%
Other	42.7	0.3	0.70%
	$12,021.0	$136.8	1.14%

Credit Quality

No Loans in Forbearance

6/30/2021	Loans O/S	Loans in Forbearance or Deferral	%	NPAs	%
Single Family-Mortgage & Warehouse	$4,359.5	$0.0	0.00%	$105.7	2.42%
Multifamily and Commercial Mortgage	$2,470.4	$0.0	0.00%	$20.4	0.83%
Commercial Real Estate	$3,180.4	$0.0	0.00%	$15.9	0.50%
Commercial & Industrial - Non-RE	$1,123.9	$0.0	0.00%	$2.9	0.26%
Auto & Consumer	$362.2	$0.0	0.00%	$0.3	0.08%
Other	$58.3	$0.0	0.00%	$0.0	0.00%
Total	$11,554.7	$0.0	0.00%	$145.2	1.26%

9/30/2021	Loans O/S	Loans in Forbearance or Deferral	%	NPAs	%
Single Family-Mortgage & Warehouse	$4,341.2	$0.0	0.00%	$111.3	2.56%
Multifamily and Commercial Mortgage	$2,458.2	$0.0	0.00%	$6.9	0.28%
Commercial Real Estate	$3,492.9	$0.0	0.00%	$15.5	0.44%
Commercial & Industrial - Non-RE	$1,239.4	$0.0	0.00%	$0.0	0.00%
Auto & Consumer	$446.6	$0.0	0.00%	$0.4	0.09%
Other	$42.7	$0.0	0.00%	$0.0	0.00%
Total	$12,021.0	$0.0	0.00%	$134.1	1.12%

Change at 9/30/21 from 6/30/21	Loans O/S	Loans in Forbearance or Deferral		NPAs	
Single Family-Mortgage & Warehouse	-$18.3	$0.0		$5.6	
Multifamily and Commercial Mortgage	-$12.2	$0.0		-$13.5	
Commercial Real Estate	$312.5	$0.0		-$0.4	
Commercial & Industrial - Non-RE	$115.5	$0.0		-$2.9	
Auto & Consumer	$84.4	$0.0		$0.1	
Other	-$15.6	$0.0		$0.0	
Total	466.3	$0.0		-$11.1	

Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO
Andy Micheletti, EVP–Finance

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, VP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com